UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Fifth Street Finance Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

31678A103
(CUSIP Number)

MARC COLLINS
RIVERNORTH CAPITAL MANAGEMENT, LLC
325 N. LaSalle St., Suite 645
Chicago, Illinois 60654-7030
(312) 445-2251

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 12, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 31678A103

1	NAME OF REPORTING PERSON RIVERNORTH CAPITAL PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,999,973
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,999,973
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,999,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 31678A103

1	NAME OF REPORTING PERSON RIVERNORTH INSTITUTIONAL PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,498,887
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,498,887
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,498,887
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 31678A103

1	NAME OF REPORTING PERSON RIVERNORTH CORE OPPORTUNITY FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,043,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO
* Possesses economic exposure to an aggregate of 1,043,000 shares (representing approximately less than 1% of the outstanding shares) due to certain cash-settled total return swap agreements.

CUSIP NO. 31678A103

1	NAME OF REPORTING PERSON RIVERNORTH/DOUBLELINE STRATEGIC INCOME FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,103,373*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO
*Possesses economic exposure to an aggregate of 1,103,373 shares (representing approximately less than 1% of the outstanding shares) due to certain cash-settled total return swap agreements.

CUSIP NO. 31678A103

1	NAME OF REPORTING PERSON RIVERNORTH CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,645,233
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 10,645,233
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,645,233*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%*
14	TYPE OF REPORTING PERSON IA
*Possesses economic exposure to an aggregate of 2,146,373 shares (representing approximately 1.4% of the outstanding shares) due to certain cash-settled total return swap agreements.

CUSIP NO. 31678A103

1	NAME OF REPORTING PERSON MURRAY R. WISE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,700
	8	SHARED VOTING POWER 39,700
	9	SOLE DISPOSITIVE POWER 76,700
	10	SHARED DISPOSITIVE POWER 39,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN
*Consists of shares held directly by Murray Wise Associates, LLC, Crayton Road, LLC, Wise Capital Partners L.P. and Wise Family Foundation, each an affiliate of Mr. Wise.  Mr. Wise may be deemed to share voting and dispositive power with respect to such shares; therefore, Mr. Wise may be deemed to beneficially own such shares.

CUSIP NO. 31678A103

1	NAME OF REPORTING PERSON RANDY I. ROCHMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 208,804
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 208,804
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,804*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN
*Consists of shares held directly by West Family Investments, Inc., an affiliate of Mr. Rochman. Mr. Rochman may be deemed to share voting and dispositive power with respect to such shares; therefore, Mr. Rochman may be deemed to beneficially own such shares.

CUSIP NO. 31678A103

1	NAME OF REPORTING PERSON FRED G. STEINGRABER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 31678A103

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D (the “Initial 13D”), as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of RNCP and RNIP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 3,999,973 Shares beneficially owned by RNCP is approximately $24,452,738, excluding brokerage commissions.1  The aggregate purchase price of the 4,498,887 Shares beneficially owned by RNIP is approximately $27,637,629, excluding brokerage commissions.

The Shares purchased by Mr. Rochman were purchased by an affiliate using working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A in the open market with personal funds.  The aggregate purchase price of the 208,804 Shares owned directly by Mr. Rochman is approximately $1,251,285, excluding brokerage commissions.  The Shares purchased by Mr. Wise were purchased in the open market with personal funds, except as otherwise noted in Schedule A annexed hereto.  The aggregate purchase price of the 116,500 Shares owned directly by Mr. Wise is approximately $242,072, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 150,262,924 Shares outstanding, as of November 30, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 1, 2015.

A.	RNCP

(a)	As of the close of business on January 12, 2016, RNCP beneficially owned 3,999,973 Shares.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,999,973
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,999,973

(c)	The transactions in the Shares by RNCP since the filing of the Initial 13D are as set forth in Schedule A and are incorporated herein by reference.

1 The aggregate purchase price of the nominal Shares in connection with the swaps owned by RNCO is approximately $5,861,659, excluding brokerage commissions.  The aggregate purchase price of the nominal Shares in connection with the swaps owned by RNSI is approximately $6,200,956, excluding brokerage commissions.

CUSIP NO. 31678A103

B.	RNIP

(a)	As of the close of business on January 12, 2016, RNIP beneficially owned 4,498,887 Shares.

Percentage: Approximately 3.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,498,887
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,498,887

(c)	The transactions in the Shares by RNIP since the filing of the Initial 13D are as set forth in Schedule A and are incorporated herein by reference.

C.	RNCO

(a)	As of the close of business on January 12, 2016, RNCO beneficially owned 0 Shares.

Percentage: Approximately Less than 1%1

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	RNCO has not entered into any transaction in the Shares since the filing of the Initial 13D.

D.	RNSI

(a)	As of the close of business on January 12, 2016, RNSI beneficially owned 0 Shares.

Percentage: Approximately Less than 1%2

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	RNSI has not entered into any transaction in the Shares since the filing of the Initial 13D.

2 Possesses economic exposure to an aggregate of 1,043,000 shares (representing approximately less than 1% of the outstanding shares) due to certain cash-settled total return swap agreements.

3 Possesses economic exposure to an aggregate of 1,103,373 shares (representing approximately less than 1% of the outstanding shares) due to certain cash-settled total return swap agreements.

CUSIP NO. 31678A103

E.	RiverNorth Management

(a)
RiverNorth Management, (i) as the general partner of RNCP, may be deemed the beneficial owner of the 3,999,973 Shares owned by RNCP, (ii) as the general partner of RNIP, may be deemed the beneficial owner of the 4,498,887 Shares owned by RNIP, (iii) as the investment advisor of RNCO, may be deemed to have economic exposure to the 1,043,000 Shares that RNCO also has economic exposure, and (iv) as the investment advisor of RNSI, may be deemed to have economic exposure to the 1,103,373 Shares that RNSI also has economic exposure.

Percentage: Approximately 7.1%1

(b)	1. Sole power to vote or direct vote: 10,645,233
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,645,233
4. Shared power to dispose or direct the disposition: 0

(c)
RiverNorth Management has not entered into any transaction in the Shares since the filing of the Initial 13D.  The transactions, if any, in the Shares on behalf of each of RNCP, RNIP, RNCO, and RNSI since the filing of the Initial 13D are as set forth in Schedule A and are incorporated herein by reference.

F.           Mr. Rochman

(a)	As of the close of business on January 12, 2016, Mr. Rochman beneficially owned 208,804 Shares.2

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 208,804
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 208,804

(c)	Mr. Rochman has not entered into any transaction in the Shares since the filing of the Initial 13D.

G.           Mr. Steingraber

(a)	As of the close of business on January 12, 2016, Mr. Steingraber did not directly own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Steingraber has not entered into any transaction in the Shares since the filing of the Initial 13D.

4 Possesses economic exposure to an aggregate of 2,146,373 shares (representing approximately 1.4% of the outstanding shares) due to certain cash-settled total return swap agreements.

5 Consists of shares held directly by West Family Investments, Inc., an affiliate of Mr. Rochman. Mr. Rochman may be deemed to share voting and dispositive power with respect to such shares; therefore, Mr. Rochman may be deemed to beneficially own such shares.

CUSIP NO. 31678A103

H.           Mr. Wise

(a)	As of the close of business on January 12, 2016, Mr. Wise beneficially owned 116,500 Shares.1

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 76,700
2. Shared power to vote or direct vote: 39,700
3. Sole power to dispose or direct the disposition: 76,700
4. Shared power to dispose or direct the disposition: 39,700

(c)	The transactions in the Shares by Mr. Wise since the filing of the Initial 13D are as set forth in Schedule A and are incorporated herein by reference.

As of the close of business on January 12, 2016, the Reporting Persons collectively beneficially owned an aggregate of 10,970,537 Shares, constituting approximately 7.3% of the Shares outstanding.2

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

1 Consists of shares held directly by Murray Wise Associates, LLC, Crayton Road, LLC, Wise Capital Partners L.P. and Wise Family Foundation, each an affiliate of Mr. Wise.  Mr. Wise may be deemed to share voting and dispositive power with respect to such shares; therefore, Mr. Wise may be deemed to beneficially own such shares.

2 Possesses economic exposure to an aggregate of 2,146,373 shares (representing approximately 1.4% of the outstanding shares) due to certain cash-settled total return swap agreements.

CUSIP NO. 31678A103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated January 13, 2016

RiverNorth Capital Management, LLC

By:	/s/ Marcus Collins
	Name:	Marcus Collins
	Title:	Marcus Collins, General Counsel and Chief Compliance Officer

RiverNorth Capital Partners, L.P.

RiverNorth Capital Management, LLC, General Partner

By:	/s/ Marcus Collins
	Name:	Marcus Collins
	Title:	Marcus Collins, General Counsel and Chief Compliance Officer

RiverNorth Institutional Partners, L.P.

RiverNorth Capital Management, LLC, General Partner

By:	/s/ Marcus Collins
	Name:	Marcus Collins
	Title:	Marcus Collins, General Counsel and Chief Compliance Officer

RiverNorth Core Opportunity Fund

RiverNorth Capital Management, LLC, Investment Advisor

By:	/s/ Marcus Collins
	Name:	Marcus Collins
	Title:	Marcus Collins, General Counsel and Chief Compliance Officer

RiverNorth/DoubleLine Strategic Income Fund

RiverNorth Capital Management, LLC, Investment Advisor

By:	/s/ Marcus Collins
	Name:	Marcus Collins
	Title:	Marcus Collins, General Counsel and Chief Compliance Officer

CUSIP NO. 31678A103

/s/ Randy I. Rochman
RANDY I. ROCHMAN

/s/ Fred G. Steingraber
FRED G. STEINGRABER

/s/ Murray R. Wise
MURRAY R. WISE

CUSIP NO. 31678A103

SCHEDULE A

Transactions in the Shares During the Past Sixty (60) Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

RANDY I. ROCHMAN1

40,004	5.9800	11/13/2015
23,327	6.0019	11/16/2015
30,000	6.0950	01/08/2016
20,000	5.6650	01/12/2015

MURRAY R. WISE

100	5.9500	11/13/2015
1002	6.220	11/19/2015
15,0003	6.320	11/25/2015
5,000	6.360	12/03/2015
5,000	6.320	12/04/2015
5,000	5.260	12/08/2015
5,0004	6.130	01/08/2016

RIVERNORTH CAPITAL PARTNERS, L.P.

44,698	6.0257	11/13/2015
57,779	6.0188	11/13/2015
200,412	6.4250	12/01/2015
23,957	6.3895	12/02/2015
58,911	6.3151	12/07/2015
60,000	6.2966	12/08/2015
20,571	6.3089	12/09/2015
389,414	6.0375	12/14/2015
124,846	6.1165	12/17/2015
25,000	6.1699	01/07/2016
34,880	6.1585	01/08/2016
377,111	5.6977	01/12/2016

1 Consists of shares held directly by West Family Investments, Inc., an affiliate of Mr. Rochman.  Mr. Rochman may be deemed to share voting and dispositive power with respect to such shares; therefore, Mr. Rochman may be deemed to beneficially own such shares.

2 Consists of Shares held directly by the Wise Family Foundation, an affiliate of Mr. Wise.  Mr. Wise may be deemed to share voting and dispositive power with respect to such shares; therefore, Mr. Wise may be deemed to beneficially own such shares.

3 Consists of Shares held directly by the Wise Family Foundation, an affiliate of Mr. Wise.  Mr. Wise may be deemed to share voting and dispositive power with respect to such shares; therefore, Mr. Wise may be deemed to beneficially own such shares.

4 Consists of shares of Common Stock held directly by Wise Capital Partners L.P., an affiliate of Mr. Wise.  Mr. Wise may be deemed to share voting and dispositive power with respect to such shares; therefore, Mr. Wise may be deemed to beneficially own such shares.

CUSIP NO. 31678A103

RIVERNORTH INSTITUTIONAL PARTNERS, L.P.

68,555	6.0257	11/13/2015
88,812	6.0188	11/13/2015
3,585	6.3895	12/02/2015
29,429	6.3098	12/09/2015
269,607	6.0375	12/14/2015
40,000	5.6977	01/12/2016